Exhibit 99.1

Daqo New Energy Announces Unaudited Fourth Quarter and Fiscal Year 2021 Results

Shanghai, China—February 28, 2022—Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy", the "Company" or “we”), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced its unaudited financial results for the fourth quarter and fiscal year of 2021.

Fourth Quarter 2021 Financial and Operating Highlights

•	Polysilicon production volume was 23,616 MT in Q4 2021, compared to 21,684 MT in Q3 2021
•	Polysilicon sales volume was 11,642 MT in Q4 2021, compared to 21,183 MT in Q3 2021
•	Polysilicon average total production cost(1) was $14.11/kg in Q4 2021, compared to $6.84/kg in Q3 2021
•	Polysilicon average cash cost(1) was $13.32/kg in Q4 2021, compared to $5.96/kg in Q3 2021
•	Polysilicon average selling price (ASP) was $33.91/kg in Q4 2021, compared to $27.55/kg in Q3 2021
•	Revenue was $395.5 million in Q4 2021, compared to $585.8 million in Q3 2021
•	Gross profit was $239.8 million in Q4 2021, compared to $435.2 million in Q3 2021. Gross margin was 60.6% in Q4 2021, compared to 74.3% in Q3 2021
•	Net income attributable to Daqo New Energy Corp. shareholders was $148.6 million in Q4 2021, compared to $292.3 million in Q3 2021
•	Earnings per basic American Depositary Share (ADS)(3) was $2.00 in Q4 2021, compared to $3.95 in Q3 2021
•	EBITDA (non-GAAP)(2) was $251.1 million in Q4 2021, compared to $441.8 million in Q3 2021. EBITDA margin (non-GAAP)(2) was 63.5% in Q4 2021, compared to 75.4% in Q3 2021
•	Adjusted net income (non-GAAP)(2) attributable to Daqo New Energy Corp. shareholders was $150.9 million in Q4 2021, compared to $294.7 million in Q3 2021
•	Adjusted earnings per basic ADS(3) (non-GAAP)(2) was $2.03 in Q4 2021, compared to $3.98 in Q3 2021

	Three months ended
US$ millions except as indicated otherwise	Dec 31, 2021	Sep 30, 2021	Dec 31, 2020
Revenues	395.5	585.8	247.7
Gross profit	239.8	435.2	109.5
Gross margin	60.6%	74.3%	44.2%
Income from operations	228.1	421.7	98.0
Net income attributable to Daqo New Energy Corp. shareholders	148.6	292.3	72.8
Earnings per basic ADS(3) ($ per ADS)	2.00	3.95	1.01
Adjusted net income (non-GAAP)(2) attributable to Daqo New Energy Corp. shareholders	150.9	294.7	77.3
Adjusted earnings per basic ADS(3) (non-GAAP)(2) ($ per ADS)	2.03	3.98	1.07
EBITDA (non-GAAP)(2)	251.1	441.8	115.1
EBITDA margin (non-GAAP)(2)	63.5%	75.4%	46.5%
Polysilicon sales volume (MT)	11,642	21,183	23,186
Polysilicon average total production cost ($/kg)(1)	14.11	6.84	5.92
Polysilicon average cash cost (excl. dep’n) ($/kg)(1)	13.32	5.96	5.04

Full Year 2021 Financial and Operating Highlights

•	Polysilicon production volume was 86,587 MT in 2021, compared to 77,288 MT in 2020
•	Polysilicon sales volume was 75,356 MT in 2021, compared to 74,812 MT in 2020
•	Revenue was $1,678.8 million in 2021, compared to $675.6 million in 2020
•	Gross profit was $1,097.2 million in 2021, compared to $234.0 million in 2020. Gross margin was 65.4% in 2021, compared to 34.6% in 2020
•	EBITDA (non-GAAP)(2) was $1,132.8 million in 2021, compared to $256.5 million in 2020. EBITDA margin (non-GAAP)(2) was 67.5% in 2021, compared to 38.0% in 2020
•	Net income attributable to Daqo New Energy Corp. shareholders was $756.2 million in 2021, compared to $129.2 million in 2020. Earnings per basic ADS was $10.24 in 2021, compared to $1.82 in 2020
•	Adjusted net income (non-GAAP)(2) attributable to Daqo New Energy Corp. shareholders was $766.3 million in 2021, compared to $147.1 million in 2020
•	Adjusted earnings per basic ADS(3) (non-GAAP)(2) was $10.37 in 2021, compared to $2.07 in 2020

Notes:

(1)	Production cost and cash cost only refer to production in our polysilicon facilities. Production cost is calculated by the inventoriable costs relating to production of polysilicon divided by the production volume in the period indicated. Cash cost is calculated by the inventoriable costs relating to production of polysilicon excluding depreciation expense, divided by the production volume in the period indicated.
(2)	Daqo New Energy provides EBITDA, EBITDA margins, adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic ADS on a non-GAAP basis to provide supplemental information regarding its financial performance. For more information on these non-GAAP financial measures, please see the section captioned "Use of Non-GAAP Financial Measures" and the tables captioned "Reconciliation of non-GAAP financial measures to comparable US GAAP measures" set forth at the end of this press release.
(3)	ADS means American Depositary Share. On November 17, 2020, the Company effected a change of the ratio of its ADSs to ordinary shares from one (1) ADS representing twenty-five (25) ordinary shares to one (1) ADS representing five (5) ordinary shares. The earnings per ADS and number of ADS information have been retrospectively adjusted to reflect the change for all periods presented.

Management Remarks

Mr. Longgen Zhang, CEO of Daqo New Energy, commented, “We had an excellent year with great operational and financial performance. We produced 86,587 MT of polysilicon in 2021, exceeding our guidance of 83,000 to 85,000 MT and 12% higher than 77,288 MT produced in 2020. In 2021, approximately 99% of our production was mono-grade polysilicon, which had the highest pricing in the market and was the product most sought after by wafer customers. 2021 saw strong global policies supporting carbon neutrality and the de-carbonization of the energy sector that led to strong demand for solar energy products and resulted in higher polysilicon prices. We delivered a strong financial performance for the full year, with a gross margin of 65% and net income attributable to our shareholders of $756 million, representing a 485.3% increase compared to 2020. Daqo New Energy also achieved two additional major milestones in 2021. We successfully listed our subsidiary Xinjiang Daqo on the Shanghai Stock Exchange in China in July 2021, which will significantly amplify our future growth with access to a robust capital market in China. We also successfully completed the construction of our Phase 4B project and started pilot production in December 2021 with better than anticipated results. As such, we believe that we will continue to be one of the world’s best operators in the polysilicon industry, and a market leader in many aspects including production throughput, product quality, profit margin, cost structure, capital structure and balance sheet.”

“In the fourth quarter of 2021, we produced 23,616 MT of polysilicon, including 1,111 MT from our newly-built Phase 4B facility and we sold 11,642 MT. End of year seasonality impact combined with downstream inventory adjustments led to a temporary reduction in demand, when our customers in the wafer sector reduced their own raw material and product inventory levels and temporarily lowered their utilization rate. After extensive analysis of long-term supply and demand dynamics, we believe that the lower utilization level in the wafer sector was due to seasonality impact and temporary in nature. Therefore, we expect conditions to resume to normal once the solar value chain achieves a new balance when market demand bounces back. In January 2022, the solar market did see a strong pick-up in end market orders, and wafer sector utilization and demand quickly resumed to normal levels. As a result, polysilicon ASP started to recover meaningfully. Our inventory also quickly returned to a normal level by the end of January.”

“In the fourth quarter, our production cost was $14.11/kg. The increase in production cost as compared to the third quarter was primarily due to the increase in the cost of raw material of silicon powder. The average procurement cost of silicon powder increased from $2.58/kg in the third quarter to $8.68/kg in the fourth quarter. Start-up costs related to our new Phase 4B facility also had a temporary impact on our costs in the fourth quarter. Despite the strong increase in raw material cost during the fourth quarter, most of this cost increase was passed to our downstream customers, as ASPs for the fourth quarter increased to $33.91/kg, compared to $27.55/kg in the third quarter. Moreover, the price of silicon powder started to decline quickly in January 2022 and the current market price of silicon powder is approximately $3.5/kg to $3.6/kg. We expect our production cost to decrease meaningfully in the first quarter of 2022 as a result of lower silicon powder prices and better operational efficiency in our Phase 4B facility.”

“In terms of our new Phase 4B facility, we completed the project ahead of schedule despite significant difficulties and challenges resulting from the resurgence of COVID-19. We commenced the construction of Phase 4B in 2021 and harvested the first batch of polysilicon from the brand-new CVD furnaces in early December 2021, within the same year. This has been a new milestone in our company’s history in terms of building new capacity and has also set a new benchmark for the industry. We produced approximately 1,111 MT and 2,825 MT of polysilicon from our Phase 4B facility in December 2021 and January 2022, respectively. We expect to reach more optimized output in February and March 2022 and to produce approximately 9,500 MT from our Phase 4B facility in the first quarter of 2022. Polysilicon production from this new facility has already been delivered to our mono wafer customers and met their quality standards.”

“Our Inner Mongolia polysilicon projects, consisting of a 100,000 MT polysilicon for the solar industry and a 1,000 MT polysilicon for the semiconductor industry, are expected to commence in March 2022 and to be completed by the end of the second quarter of 2023. We have already obtained the energy consumption approval and plan to partially use renewable energy to power these projects in the future. We also plan to expand to silicon powder production in Inner Mongolia in the future, which will allow us to further enhance our cost structure and improve our supply chain stability.”

“Global solar PV installations were approximately 160GW in 2021, representing a 23% increase compared to approximately 130 GW in 2020. The 2021 global PV market size was limited by the availability of polysilicon. In addition, solar module pricing increased by more than 20% during 2021. The increases both in volume and price in 2021 demonstrated a very strong market demand as solar broadly achieved grid parity in major power markets around the world, and the development and use of renewable energy has become a global consensus to meet the urgency of global climate challenges. We believe the strong momentum in the solar PV industry will continue to provide a huge market with significant growth potential in the future. In the solar PV industry, polysilicon production has the highest entry barrier, requiring substantial capital, complex and difficult-to-manage process and equipment, stringent product quality requirements, and long-lead times. We are confident that our advantages and competitive positioning, with first-class quality and competitive cost structure, will enable us to continuously increase our market share and enhance our global leadership in the polysilicon industry.”

Outlook and guidance

The Company expects to produce approximately 31,000MT to 32,000MT of polysilicon during the first quarter of 2022. The Company expects to produce approximately 120,000MT to 125,000MT of polysilicon for the full year of 2022, inclusive of the impact of the Company’s annual facility maintenance.

This outlook reflects Daqo New Energy’s current and preliminary view as of the date of this press release and may be subject to changes. The Company’s ability to achieve these projections is subject to risks and uncertainties. See “Safe Harbor Statement” at the end of this press release.

Fourth Quarter 2021 Results

Revenues

Revenues were $395.5 million, compared to $585.8 million in the third quarter of 2021 and $247.7 million in the fourth quarter of 2020. The decrease in revenues as compared to the third quarter of 2021 was primarily due to lower polysilicon sales volume.

Gross profit and margin

Gross profit was $239.8 million, compared to $435.2 million in the third quarter of 2021 and $109.5 million in the fourth quarter of 2020. Gross margin was 60.6%, compared to 74.3% in the third quarter of 2021 and 44.2% in the fourth quarter of 2020. The decrease in gross profit as compared to the third quarter of 2021 was primarily due to lower sales volume. The decrease in gross margin as compared to the third quarter of 2021 was primarily due to the impact of higher cost of raw materials.

Selling, general and administrative expenses

Selling, general and administrative expenses were $10.2 million, compared to $11.4 million in the third quarter of 2021 and $11.2 million in the fourth quarter of 2020. SG&A expenses during the quarter included $2.0 million in non-cash share-based compensation costs related to the Company’s share incentive plan.

Research and development expenses

Research and development (R&D) expenses were $1.3 million, compared to $1.9 million in the third quarter of 2021 and $1.5 million in the fourth quarter of 2020. Research and development expenses can vary from period to period and reflect R&D activities that take place during the quarter.

Income from operations and operating margin

As a result of the foregoing, income from operations was $228.1 million, compared to $421.7 million in the third quarter of 2021 and $98.0 million in the fourth quarter of 2020.

Operating margin was 57.7%, compared to 72.0% in the third quarter of 2021 and 39.6% in the fourth quarter of 2020.

Interest expense, net

Interest expense, net was $2.0 million, compared to $4.5 million in the third quarter of 2021 and $8.1 million in the fourth quarter of 2020. The decrease was primarily due to lower balance of bank loans.

EBITDA (non-GAAP)

EBITDA (non-GAAP) was $251.1 million, compared to $441.8 million in the third quarter of 2021 and $115.1 million in the fourth quarter of 2020. EBITDA margin (non-GAAP) was 63.5%, compared to 75.4% in the third quarter of 2021 and 46.5% in the fourth quarter of 2020.

Net income attributable to Daqo New Energy Corp. shareholders and earnings per ADS

As a result of the aforementioned, net income attributable to Daqo New Energy Corp. shareholders was $148.6 million, compared to $292.3 million in the third quarter of 2021 and $72.8 million in the fourth quarter of 2020.

Earnings per basic American Depository Share (ADS) was $2.00, compared to $3.95 in the third quarter of 2021, and $1.01 in the fourth quarter of 2020.

Full Year 2021 Results

Revenues

Revenues were $1,678.8 million, compared to $675.6 million in 2020. The increase was primarily due to higher polysilicon ASPs and higher sales volume.

Gross profit and margin

Gross profit was $1,097.2 million, compared to $234.0 million in 2020. Gross margin was 65.4%, compared to 34.6% in 2020. The increase was primarily due to higher ASPs.

Selling, general and administrative expenses

Selling, general and administrative expenses were $39.9 million, compared to $39.5 million in 2020.

Research and development expenses

Research and development (R&D) expenses were $6.5 million, compared to $6.9 million in 2020. Research and development expenses can vary from period to period and reflect R&D activities that took place during the period.

Income from operations and operating margin

As a result of the foregoing, income from operations was $1,051.4 million, compared to $187.9 million in 2020. Operating margin was 62.6%, compared to 27.8% in 2020.

Interest expense, net

Interest expense, net was $20.5 million, compared to $25.7 million in 2020. The decrease was primarily due to lower balance of bank loans.

Income tax expense

Income tax expense was $162.8 million, compared to $28.2 million in 2020. The increase was primarily due to higher income before income taxes.

Net income attributable to Daqo New Energy Corp. shareholders and earnings per ADS

Net income attributable to Daqo New Energy Corp. shareholders was $756.2 million, compared to $129.2 million in 2020. Earnings per basic ADS was $10.24, compared to $1.82 in 2020.

Adjusted net income (non-GAAP) attributable to Daqo New Energy Corp. shareholders was $766.3 million, compared to $147.1 million in 2020. Adjusted earnings per basic ADS (non-GAAP) was $10.37, compared to $2.07 in 2020.

Financial Condition

As of December 31, 2021, the Company had $724.0 million in cash, cash equivalents and restricted cash, compared to $660.9 million as of September 30, 2021 and $118.4 million as of December 31, 2020. As of December 31, 2021, the notes receivable balance was $365.9 million, compared to $353.3 million as of September 30, 2021 and $0.2 million as of December 31, 2020. The increase in notes receivables compared to December 31, 2020 was due to higher revenues and gross margin. As of December 31, 2021, total borrowings were nil, compared to nil as of September 30, 2021 and total borrowings of $193.7 million, including $123.2 million long-term borrowings, as of December 31, 2020.

Cash Flows

For the twelve months ended December 31, 2021, net cash provided by operating activities was $639.1 million, compared to $209.7 million in the same period of 2020. The increase was primarily due to higher revenues and gross margin.

For the twelve months ended December 31, 2021, net cash used in investing activities was $782.0 million, compared to $118.5 million in the same period of 2020. The net cash used in investing activities in 2021 and 2020 was primarily related to the capital expenditures on the Company’s Phase 4B and 4A polysilicon projects.

For the twelve months ended December 31, 2021, net cash provided by financing activities was $736.2 million, compared to net cash used in financing activities of $95.5 million in the same period of 2020. The net cash provided by financing activities in 2021 was primarily related to the net proceeds of $935.0 million contributed by Xinjiang Daqo’s IPO in China.

Use of Non-GAAP Financial Measures

To supplement Daqo New Energy’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“US GAAP”), the Company uses certain non-GAAP financial measures that are adjusted for certain items from the most directly comparable GAAP measures including earnings before interest, taxes, depreciation and amortization ("EBITDA") and EBITDA margin; adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic and diluted ADS. Our management believes that each of these non-GAAP measures is useful to investors, enabling them to better assess changes in key element of the Company's results of operations across different reporting periods on a consistent basis, independent of certain items as described below. Thus, our management believes that, used in conjunction with US GAAP financial measures, these non-GAAP financial measures provide investors with meaningful supplemental information to assess the Company's operating results in a manner that is focused on its ongoing, core operating performance. Our management uses these non-GAAP measures internally to assess the business, its financial performance, current and historical results, as well as for strategic decision-making and forecasting future results. Given our management's use of these non-GAAP measures, the Company believes these measures are important to investors in understanding the Company's operating results as seen through the eyes of our management. These non-GAAP measures are not prepared in accordance with US GAAP or intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with US GAAP; the non-GAAP measures should be reviewed together with the US GAAP measures, and may be different from non-GAAP measures used by other companies.

The Company uses EBITDA, which represents earnings before interest, taxes, depreciation and amortization, and EBITDA margin, which represents the proportion of EBITDA in revenues. Adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic and diluted ADS exclude costs related to share-based compensation. Share-based compensation is a non-cash expense that varies from period to period. As a result, our management excludes this item from our internal operating forecasts and models. Our management believes that this adjustment for share-based compensation provides investors with a basis to measure the Company's core performance, including compared with the performance of other companies, without the period-to-period variability created by share-based compensation.

A reconciliation of non-GAAP financial measures to comparable US GAAP measures is presented later in this document.

Conference Call

The Company has scheduled a conference call to discuss the results at 8:00 AM Eastern Time on February 28, 2022. (9:00 PM Beijing / Hong Kong time on the same day).

The dial-in details for the live conference call are as follows:

Participant dial in (toll free):	+1-888-346-8982
Participant international dial in:	+1-412-902-4272
China mainland toll free:	4001-201203
Hong Kong toll free:	800-905945
Hong Kong-local toll:	+852-301-84992

Participants please dial in 10 minutes before the call is scheduled to begin and ask to be joined into the Daqo New Energy Corp. call.

You can also listen to the conference call via Webcast through the URL:

https://services.choruscall.com/links/dq220228.html

A replay of the call will be available 1 hour after the end of the conference through March 7, 2022.

The conference call replay numbers are as follows:

US Toll Free:	+1-877-344-7529
International Toll:	+1-412-317-0088
Canada Toll Free:	855-669-9568
Replay access code:	4295711

To access the replay using an international dial-in number, please select the link below.

https://services.choruscall.com/ccforms/replay.html

Participants will be required to state their name and company upon entering the call.

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) (“Daqo” or the “Company”) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. Founded in 2007, the Company manufactures and sells high-purity polysilicon to photovoltaic product manufactures, who further process the polysilicon into ingots, wafers, cells and modules for solar power solutions. The Company has a total polysilicon nameplate capacity of 105,000 metric tons and is one of the world's lowest cost producers of high-purity polysilicon.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the first quarter and the full year of 2022 and quotations from management in these announcements well as Daqo New Energy’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; the Company’s ability to significantly expand its polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; the Company’s ability to lower its production costs; and the duration of COVID-19 outbreaks in China and many other countries and the impact of the outbreaks and the quarantines and travel restrictions instituted by relevant governments on economic and market conditions, including potentially weaker global demand for solar PV installations that could adversely affect the Company’s business and financial performance. Further information regarding these and other risks is included in the reports or documents the Company has filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date hereof, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

Daqo New Energy Corp.

Unaudited Condensed Consolidated Statement of Operations

(US dollars in thousands, except ADS and per ADS data)

	Three months Ended			Year Ended Dec 31,
	Dec 31, 2021	Sep 30, 2021	Dec 31, 2020	2021	2020
Revenues	$395,547	$585,782	$247,725	$1,678,793	$675,602
Cost of revenues	(155,719)	(150,583)	(138,238)	(581,585)	(441,610)
Gross profit	239,828	435,199	109,487	1,097,208	233,992
Operating expenses
Selling, general and administrative expenses	(10,249)	(11,353)	(11,236)	(39,904)	(39,472)
Research and development expenses	(1,269)	(1,927)	(1,498)	(6,495)	(6,856)
Other operating income / (expenses)	(217)	(203)	1,226	609	191
Total operating expenses	(11,735)	(13,483)	(11,508)	(45,790)	(46,137)
Income from operations	228,093	421,716	97,979	1,051,418	187,855
Interest expense, net	(2,002)	(4,506)	(8,067)	(20,482)	(25,725)
Investment income	3,317	695	-	4,012	-
Income before income taxes	229,408	417,905	89,912	1,034,948	162,130
Income tax expense	(43,099)	(62,137)	(13,606)	(162,806)	(28,182)
Net income from continuing operations	186,309	355,768	76,306	872,142	133,948
Net loss from discontinued operations	-	-	-	-	(141)
Net income	186,309	355,768	76,306	872,142	133,807
Net income attributable to non-controlling interest	37,738	63,439	3,480	115,923	4,612
Net income attributable to Daqo New Energy Corp. shareholders	$148,571	$292,329	$72,826	$756,219	$129,195

Earnings per ADS
Basic	2.00	3.95	1.01	10.24	1.82
Diluted	1.94	3.81	0.96	9.85	1.72

Weighted average ADS outstanding
Basic	74,377,874	74,045,141	72,147,808	73,868,221	71,017,403
Diluted	76,717,325	76,681,604	76,065,033	76,750,363	75,003,430

Daqo New Energy Corp.

Unaudited Consolidated Balance Sheets

(US dollars in thousands)

	Dec 31, 2021	Sep 30, 2021	Dec 31, 2020
ASSETS:
Current Assets:
Cash, cash equivalents and restricted cash	723,966	660,913	118,404
Short-term investments	280,251	414,201	-
Notes receivable	365,911	353,299	153
Inventories	327,771	46,231	42,159
Other current assets	45,081	34,153	19,555
Total current assets	1,742,980	1,508,797	180,271
Property, plant and equipment, net	1,559,110	1,442,505	1,027,086
Prepaid land use right	40,741	36,882	30,829
Other non-current assets	820	1,718	957
TOTAL ASSETS	3,343,651	2,989,902	1,239,143

Current liabilities:
Short-term borrowings, including current portion of long-term borrowings	-	-	70,431
Accounts payable and notes payable	81,469	22,226	68,308
Advances from customers-short term portion	202,958	179,986	37,783
Payables for purchases of property, plant and equipment	142,937	81,892	49,555
Other current liabilities	123,135	144,701	58,058
Total current liabilities	550,499	428,805	284,135
Long-term borrowings	-	-	123,222
Advance from customers – long term portion	90,661	90,247	3,265
Other non-current liabilities	31,366	24,408	29,606
TOTAL LIABILITIES	672,526	543,460	440,228

EQUITY:
Total Daqo New Energy Corp.’s shareholders’ equity	2,169,254	1,990,298	767,123
Non-controlling interest	501,871	456,144	31,792
Total equity	2,671,125	2,446,442	798,915
TOTAL LIABILITIES & EQUITY	3,343,651	2,989,902	1,239,143

Daqo New Energy Corp.

Unaudited Consolidated Statements of Cash Flows

(US dollars in thousands)

	For the year ended December 31,
	2021	2020
Operating Activities:
Net income	$872,142	$133,807
Less: loss from discontinued operations, net of tax	-	(141)
Net income from continuing operations	872,142	133,948
Adjustments to reconcile net income to net cash provided by operating activities	92,984	90,269
Changes in operating assets and liabilities	(326,027)	(14,464)
Net cash provided by operating activities-continuing operations	639,099	209,753
Net cash used in operating activities-discontinued operations	-	(50)
Net cash provided by operating activities	639,099	209,703

Investing activities:
Net cash used in investing activities-continuing operations	(782,004)	(118,292)
Net cash used in investing activities-discontinuing operations	-	(195)
Net cash used in investing activities	(782,004)	(118,487)

Financing activities:
Net cash provided by/(used in) financing activities-continuing operations	736,225	(95,470)
Net cash provided by/(used in) financing activities	736,225	(95,470)

Non-cash transactions
Effect of exchange rate changes	12,242	7,364
Net increase in cash, cash equivalents and restricted cash	605,562	3,110
Cash, cash equivalents and restricted cash at the beginning of the year	118,404	115,294
Cash, cash equivalents and restricted cash at the end of the year	723,966	118,404

Daqo New Energy Corp.

Reconciliation of non-GAAP financial measures to comparable US GAAP measures

(US dollars in thousands)

	Three months Ended			Year ended
	Dec. 31, 2021	Sep. 30, 2021	Dec. 31, 2020	Dec. 31, 2021	Dec. 31, 2020
Net income from continuing operations	186,309	355,768	76,306	872,142	133,948
Income tax expense	43,099	62,137	13,606	162,806	28,182
Interest expense, net	2,002	4,506	8,067	20,482	25,725
Depreciation & amortization	19,739	19,391	17,118	77,366	68,686
EBITDA (non-GAAP)	251,149	441,802	115,097	1,132,796	256,541
EBIDTA margin (non-GAAP)	63.5%	75.4%	46.5%	67.5%	38.0%

	Three months Ended			Year ended
	Dec. 31, 2021	Sep. 30, 2021	Dec. 31, 2020	Dec. 31, 2021	Dec. 31, 2020
Net income attributable to Daqo New Energy Corp. shareholders	148,571	292,329	72,826	756,219	129,195
Share-based compensation	2,359	2,359	4,478	10,077	17,908
Adjusted net income (non-GAAP) attributable to Daqo New Energy Corp. shareholders	150,930	294,688	77,304	766,296	147,103
Adjusted earnings per basic ADS (non-GAAP)	$2.03	$3.98	$1.07	$10.37	$2.07
Adjusted earnings per diluted ADS (non-GAAP)	$1.97	$3.84	$1.02	$9.98	$1.96

For more information, please visit www.dqsolar.com

Daqo New Energy Corp.

Investor Relations

Email: dqir@daqo.com

Christensen

In China

Mr. Rene Vanguestaine

Phone: +86 178 1749 0483

rvanguestaine@christensenir.com

In the U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@Christensenir.com